Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.

On September 23, 2003, T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (“TRPI”) were served with a Complaint filed in the Circuit Court of the Third Judicial Circuit of the State of Illinois (Madison County) by a shareholder of the T. Rowe Price International Stock Fund, Edmund Woodbury. (Woodbury was one of three Plaintiffs in this lawsuit who sued Price and two other mutual fund groups. The other defendants were Artisan Funds, Inc., Artisan Partners Limited Partnership, AIM International Funds, Inc., and AIM Advisers, Inc. Artisan and AIM were sued by the remaining two plaintiffs.) Against all defendants, the lawsuit alleged that the mutual funds breached their duties of care by not using fair value to calculate the funds’ net asset values. The Plaintiffs sought to have this lawsuit certified as a class action for the five-year period prior to the date it was filed (September 16, 2003). We filed an Answer to the Complaint and a Notice of Removal to Federal Court. The Plaintiffs filed a Motion to Remand this action to State Court, which was granted by a U.S. District Court judge on January 30, 2004. The Fund and TRPI were served with discovery requests in February 2004. The Fund filed objections to the discovery requests and filed a motion to dismiss for lack of personal jurisdiction on November 23, 2004.

An opinion by the Seventh Circuit U.S. Court of Appeals (Kircher v. Putnam Funds) involving fair value/market timing lawsuits held that the Securities Litigation Uniform Standards Act of 1998 (“SLUSA”) blocks class action claims involving covered securities (which includes mutual funds) based on state law from being pursued in either state or federal court. In light of this opinion, we removed this case to the Federal District Court and filed a Motion to Dismiss. On May 27, 2005, the Court dismissed the lawsuit with prejudice. The Plaintiffs filed a motion to alter or amend the judgment on June 10, 2005, which we opposed, and the Court denied the Plaintiffs’ motion on July 7, 2005. The Plaintiffs filed motions with the Unites States Court of Appeals for the Seventh Circuit in September 2005 to appeal this and several other related cases. The U.S. Supreme Court recently issued a significant and favorable ruling in an appeal of an identical issue from the Second Circuit Court of Appeals (Dabit case), which held that SLUSA applies not only to purchasers and sellers of securities, but also to holders of covered securities. The Supreme Court has heard oral arguments in the Kircher case mentioned above, but has not yet issued its ruling in that case. The parties to our lawsuit recently briefed the Seventh Circuit on the effect of the Supreme Court’s ruling in Dabit on the case against T. Rowe Price, but there has been no further movement in our case otherwise.

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